UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report further contains the press release dated April 26, 2012 entitled “NXP Semiconductors Reports First Quarter 2012 Results”.

Exhibits

1.	press release dated April 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 27th day of April 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors Reports First Quarter 2012 Results

Q1 2012
Revenue	$978 million

GAAP Gross margin	43.4%
GAAP Operating margin	5.6%
GAAP Earnings/(Loss) per share	($0.10)

Non-GAAP Gross margin	44.3%
Non-GAAP Operating margin	14.4%
Non-GAAP Earnings per share	$0.19

•	Trailing twelve month adjusted EBITDA $1,004 million

•	Net debt reduced $707 million year-on-year to $3,047 million

•	Ratio of net debt to trailing 12-month adjusted EBITDA at 3.0x

Eindhoven, The Netherlands, April 26, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter of 2012, ended April 1, 2012, and provided guidance for the second quarter 2012.

“We are pleased with our performance in the first quarter of 2012 as we delivered revenue of $978 million, which was near the upper end of our original guidance range. We believe NXP is in the early stages of a positive cyclical rebound, but more importantly we are beginning to see tangible acceleration of company specific design-wins driven by the material adoption of our technology. This has resulted in an improvement in order rates with many of our customers and across nearly all product lines. We are encouraged that our efforts over the last few years are delivering tangible results as demonstrated by a combination of our first quarter results and our outlook for the second quarter. We continue to believe the combination of our unique product portfolio, applications knowledge and customer focus should enable NXP to grow in excess of the overall semiconductor industry,” said Richard Clemmer, NXP Chief Executive Officer.

First Quarter 2012 GAAP Results ($ millions, except EPS)

	Q1 2011	Q4 2011	Q1 2012	Q - Q	Y - Y
Product Revenue	$979	$857	$912	6.4%	-6.8%
Mfg. & Other Revenue	$103	$74	$66	-10.8%	-35.9%

Total Revenue	$1,082	$931	$978	5.0%	-9.6%
Gross Profit	$506	$389	$424	9.0%	-16.2%
Gross Margin	46.8%	41.8%	43.4%
Operating Income	$108	$7	$55	685.7%	-49.1%
Operating Margin	10.0%	0.8%	5.6%
Net Income / (Loss)	$187	$(182)	$(24)	NM	NM
GAAP EPS	$0.73	$(0.73)	$(0.10)	NM	NM

First Quarter 2012 non-GAAP Results ($ millions, except EPS)

	Q1 2011	Q4 2011	Q1 2012	Q - Q	Y - Y
Total Revenue	$1,082	$931	$978	5.0%	-9.6%
Gross Profit	$517	$423	$433	2.4%	-16.2%
Gross Margin	47.8%	45.4%	44.3%
Operating Income	$223	$148	$141	-4.7%	-36.8%
Operating Margin	20.6%	15.9%	14.4%
Net Income / (Loss)	$117	$59	$48	-18.6%	-59.0%
Non – GAAP EPS	$0.46	$0.24	$0.19	-20.8%	-58.7%

Supplemental Information ($ millions)

	Q1 2011	Q4 2011	Q1 2012	Q1 % Total	Q - Q	Y - Y
AUTO	$238	$218	$229	23%	5.0%	-4%
IDEN	$189	$155	$187	19%	20.6%	-1%
WILI	$135	$122	$121	12%	-0.8%	-10%
MCC	$180	$164	$173	18%	5.5%	-4%

HPMS	$742	$659	$710	73%	7.7%	-4%
STDP	$237	$198	$202	21%	2.0%	-15%

Product Revenue	$979	$857	$912	93%	6.4%	-7%
MFG & OTHER	$103	$74	$66	7%	-10.8%	-36%

Total Revenue	$1,082	$931	$978	100%	5.0%	-10%

Note: AUTO is the HPMS Automotive business; IDEN is the HPMS Identification business; WILI is the HPMS Wireless Infrastructure, Lighting and Industrial business; MCC is the HPMS Mobile, Consumer and Computing business; HPMS is the High Performance Mixed Signal segment; STDP is the Standard Products segment; MFG & OTHER is the combination of Manufacturing Services and Other Corporate revenue.

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products segments. The decline in the Manufacturing Operations and Other segment is due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses.

Additional Information for the First Quarter of 2012:

•

During the first quarter 2012, NXP completed a new $475 million Senior Secured Term Loan Facility due 2019. The new term loan has a seven year maturity, with margin of LIBOR + 400bps, a LIBOR floor of 1.25% and was priced at 98.5% of par. The covenants of the term loan substantially correspond to those contained in NXP’s existing secured notes and credit facilities. Utilizing the net proceeds from the new $475 million term loan and drawing on its existing revolving credit facility, NXP redeemed $509.8 million of its U.S. dollar-denominated Senior Secured Floating Rate Notes due 2015 and €203.4 million of its Euro-denominated Senior Secured Floating Rate Notes due 2015.

•

The total debt balance at the end of the first quarter 2012 was $3,829 million, an increase of $30 million from the $3,799 million in the prior quarter primarily due a combination of currency fluctuations on NXPs euro-based debt and refinancing costs associated with the new 2019 term loan.

•	Net cash interest paid in the first quarter of 2012 was $115 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2012 operating income of $34 million, EBITDA of $45 million and a closing cash balance of $274 million.

•	Utilization in NXP wafer fabs averaged 84 percent in the first quarter 2012 compared to 97 percent in the year ago period and 71 percent in the prior quarter.

Guidance for the Second Quarter 2012: ($ millions, except share count and EPS)

	Guidance Range
	Low	Mid	High
Product Revenue	$976	$994	$1,012
Q-Q	7%	9%	11%
Mfg. & Other Revenue	$59	$59	$59

Total Revenue	$1,035	$1,053	$1,071
Q-Q	6%	8%	10%
Non-GAAP Gross Profit	$490	$499	$509
Gross Margin	47.3%	47.4%	47.5%
Non-GAAP Operating Income	$191	$196	$202
Operating Margin	18.5%	18.6%	18.9%
Interest Expense	$71	$71	$71
Cash Taxes	$10	$9	$8
Non-controlling Interest	$13	$14	$15

Non-GAAP Net Income	$97	$102	$108
Ave. Diluted Shares	254	254	254
Non – GAAP EPS	$0.38	$0.40	$0.43

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA”, “Adjusted EBITDA” and “Trailing 12 month adjusted EBITDA”, have not been derived in accordance with GAAP and can vary from other participants in the semiconductor industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income”, “non-GAAP net income” and “non-GAAP EPS” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA”, “Adjusted EBITDA” and “Trailing 12 month adjusted EBITDA”, are not intended to be a measure of free cash flow for management’s discretionary use, as these metrics do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are primarily reflected in general and administrative expenses.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another). NXP presents other incidental items in its analysis of results of operations because these costs, gains and losses, have affected the comparability of the company’s results over the years.

•	“Net debt” refers to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Conference Call and Webcast Information

NXP will host a conference call on April 26, 2012 at 4:45 p.m. U.S. Eastern Daylight Time (10:45 p.m. Central European Time) to discuss its first quarter 2012 results and provide an outlook for the second quarter of 2012.

Interested parties may join the conference call by dialing 1-866-804-6924 (within the U.S.) or 1-857-350-1670 (outside the U.S.). The participant passcode is 52164375. To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions except share data)	Q1 2011	Q4 2011	Q1 2012

Revenue	1,082	931	978
Cost of revenue	(576)	(542)	(554)

Gross profit	506	389	424

Research and development	(154)	(151)	(148)
Selling, general and administrative	(234)	(236)	(222)

Total operating expenses	(388)	(387)	(370)

Other income (expense)	(10)	5	1

Operating income (loss)	108	7	55

Financial income (expense):
Interest income (expense) – net	(81)	(74)	(76)
Foreign exchange gain (loss) on debt	190	(65)	53
Gain (loss) on extinguishment of long term debt	—	(7)	(36)
Other financial expense	(8)	(19)	(14)

Income (loss) before taxes	209	(158)	(18)

Benefit (provision) for income taxes	1	(2)	5
Results relating to equity-accounted investees 1)	(22)	(15)	1

Income (loss) from continuing operations	188	(175)	(12)
Income (loss) on discontinued operations, net of tax	13	2	1

Net income (loss)	201	(173)	(11)
Net (income) loss attributable to non-controlling interests	(14)	(9)	(13)

Net income (loss) attributable to stockholders	187	(182)	(24)

Earnings per share data:
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	0.70	(0.74)	(0.10)
Income (loss) from discontinued operations	0.05	0.01	—
Net income (loss)	0.75	(0.73)	(0.10)
Diluted earnings per common share in $
Income (loss) from continuing operations	0.68	(0.74)	(0.10)
Income (loss) from discontinued operations	0.05	0.01	—
Net income (loss)	0.73	(0.73)	(0.10)

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	250,402	247,586	247,979
- Diluted	256,589	247,586	247,979

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions unless otherwise stated)	April 3, 2011	Dec. 31, 2011	April 1, 2012

Current assets:
Cash and cash equivalents	879	743	782
Receivables:
Accounts receivable – net	431	441	410
Other receivables	32	38	23

Total receivables	463	479	433
Assets held for sale	45	39	38
Current assets of discontinued operations	102	—	—
Inventories	537	618	619
Other current assets	129	87	117

Total current assets	2,155	1,966	1,989

Non-current assets:
Investments in equity-accounted investees	110	37	38
Non-current assets of discontinued operations	290	—	—
Other non-current assets	175	144	145
Property, plant and equipment	1,148	1,063	1,049
Intangible assets excluding goodwill	1,466	1,171	1,173
Goodwill	2,409	2,231	2,288

Total non-current assets	5,598	4,646	4,693

Total assets	7,753	6,612	6,682

Current liabilities:
Accounts payable	539	455	462
Liabilities held for sale	21	21	22
Current liabilities of discontinued operations	59	—	—
Accrued liabilities	445	332	359
Short-term provisions	67	130	123
Other current liabilities	115	59	56
Short-term debt	435	52	382

Total current liabilities	1,681	1,049	1,404

Non-current liabilities:
Long-term debt	4,198	3,747	3,447
Long-term provisions	370	347	342
Non-current liabilities of discontinued operations	22	—	—
Other non-current liabilities	105	112	135

Total non-current liabilities	4,695	4,206	3,924

Non-controlling interests	246	212	186
Stockholder’s equity	1,131	1,145	1,168

Total equity	1,377	1,357	1,354

Total liabilities and equity	7,753	6,612	6,682

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions unless otherwise stated)	Q1 2011	Q4 2011	Q1 2012
Cash Flows from operating activities
Net income (loss)	201	(173)	(11)
(Income) loss from discontinued operations, net of tax	(13)	(2)	(1)
Adjustments to reconcile net income (loss):
Depreciation and amortization	145	151	134
Net (gain) loss on sale of assets	15	(2)	—
(Gain) loss on extinguishment of debt	—	7	36
Results relating to equity accounted investees	22	15	(1)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(16)	(45)	41
(Increase) decrease in inventories	(10)	(14)	12
Increase (decrease) in trade payables	(66)	(70)	1
(Increase) decrease in other receivables	(13)	28	(7)
Increase (decrease) in other payables	(15)	(41)	(49)
Increase (decrease) in provisions	(98)	30	(16)
Changes in deferred taxes	17	4	(5)
Exchange differences	(190)	65	(53)
Other items	18	13	16

Net cash provided by (used for) operating activities	(3)	(34)	97

Cash flows from investing activities:
Purchase of intangible assets	(2)	(5)	(7)
Capital expenditures on property, plant and equipment	(64)	(41)	(39)
Proceeds from disposals of property, plant and equipment	11	1	—
Proceeds from disposals of assets held for sale	—	11	—
Proceeds from the sale of other non-current financial assets	1	1	1

Net cash (used for) provided by investing activities	(54)	(33)	(45)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	10	(1)	(5)
Amounts drawn under the revolving credit facility	—	—	330
Repurchase of long-term debt	—	(1,089)	(815)
Principal payments on long-term debt	(2)	(5)	(4)
Net proceeds from the issuance of long-term debt	—	1,082	464
Cash proceeds from exercise of stock options	—	1	2

Net cash provided by (used for) financing activities	8	(12)	(28)

Net cash provided by (used for) continuing operations	(49)	(79)	24
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	16	—	—
Net cash provided by (used for) investing activities	(10)	(31)	—
Net cash provided by (used for) financing activities	—	—	—

Net cash provided by (used for) discontinued operations	6	(31)	—

Net cash from continuing and discontinued operations	(43)	(110)	24
Effect of changes in exchange rates on cash positions	30	(12)	15

Increase (decrease) in cash and cash equivalents	(13)	(122)	39
Cash and cash equivalents at beginning of period	908	865	743

Cash and cash equivalents at end of period	895	743	782
Less: cash and cash equivalents at end of period-discontinued operations	16	—	—

Cash and cash equivalents at end of period-continuing operations	879	743	782

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

NXP Semiconductors

Segment Results

Segment Revenue

Table 4

($ in millions)	Q1 2011	Q4 2011	Q1 2012

High Performance Mixed Signal	742	659	710
Standard Products	237	198	202

Product Revenue	979	857	912

Manufacturing Operations	92	62	57
Corporate and Other	11	12	9

Total NXP revenue	1,082	931	978

High Performance Mixed Signal Segment Results

Table 5

($ in millions, unless otherwise stated)	Q1 2011	Q4 2011	Q1 2012

Revenue	742	659	710
% of Product Revenue	75.8%	76.9%	77.9%

GAAP gross profit	422	321	364
% of revenue	56.9%	48.7%	51.3%
Non-GAAP gross profit	423	345	366
% of revenue	57.0%	52.4%	51.5%

Operating income (loss)	121	20	71
% of revenue	16.3%	3.0%	10.0%
Non-GAAP operating income	175	111	123
% of revenue	23.6%	16.8%	17.3%

Standard Products Segment Results

Table 6

($ in millions, unless otherwise stated)	Q1 2011	Q4 2011	Q1 2012

Revenue	237	198	202
% of Product Revenue	24.2%	23.1%	22.1%

GAAP gross profit	87	67	58
% of revenue	36.7%	33.8%	28.7%
Non-GAAP gross profit	87	72	59
% of revenue	36.7%	36.4%	29.2%

Operating income (loss)	35	17	9
% of revenue	14.8%	8.6%	4.5%
Non-GAAP operating income (loss)	49	37	22
% of revenue	20.7%	18.7%	10.9%

NXP Semiconductors

Segments Reconciliation

Q1 2012

Table 7

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	364	(2)	—	—	366
Standard Products	58	(1)	—	—	59
Manufacturing Operations	(7)	(2)	(2)	(2)	(1)
Corporate and Other	9	—	—	—	9

Total NXP	424	(5)	(2)	(2)	433

Operating income (loss)
HPMS	71	(50)	—	(2)	123
Standard Products	9	(13)	—	—	22
Manufacturing Operations	(10)	(6)	(2)	(2)	—
Corporate and Other	(15)	—	(6)	(5)	(4)

Total NXP	55	(69)	(8)	(9)	141

Q4 2011

Table 8

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	321	(4)	(20)	—	345
Standard Products	67	(1)	(4)	—	72
Manufacturing Operations	(7)	(1)	1	(5)	(2)
Corporate and Other	8	—	—	—	8

Total NXP	389	(6)	(23)	(5)	423

Operating income (loss)
HPMS	20	(53)	(38)	—	111
Standard Products	17	(14)	(5)	(1)	37
Manufacturing Operations	(10)	(6)	2	(4)	(2)
Corporate and Other	(20)	—	(18)	(4)	2

Total NXP	7	(73)	(59)	(9)	148

Q1 2011

Table 9

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	422	(1)	—	—	423
Standard Products	87	—	—	—	87
Manufacturing Operations	(14)	(2)	(6)	(2)	(4)
Corporate and Other	11	—	—	—	11

Total NXP	506	(3)	(6)	(2)	517

Operating income (loss)
HPMS	121	(52)	(1)	(1)	175
Standard Products	35	(14)	—	—	49
Manufacturing Operations	(16)	(7)	(6)	(1)	(2)
Corporate and Other	(32)	—	(9)	(24)	1

Total NXP	108	(73)	(16)	(26)	223

NXP Semiconductors

Financial Reconciliation – GAAP to non-GAAP (unaudited)

Q1 2012

Table 10

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP
Revenue	978	—	—	—	—		978

Gross profit	424	(5)	(2)	(2)	—		433
% of revenue	43.4%						44.3%

Research and development	(148)	—	—	(2)	—		(146)
Selling, general and administrative	(222)	(64)	(6)	(5)	—		(147)

Total operating expense	(370)	(64)	(6)	(7)	—		(293)

Other income (expense)	1	—	—	—	—		1

Operating income (loss)	55	(69)	(8)	(9)	—		141
% of revenue	5.6%						14.4%

Interest income (expense) net	(76)						(76)

Benefit (provision) for income taxes	5						(4	)1)

Income (loss) from continuing operations	(12)	(69)	(8)	(9)	13	2)	61

Income (loss) on discontinued operations, net of tax	1				1		—

Net (income) loss attributable to non-controlling interests	(13)						(13)

Net income (loss) attributable to stockholders	(24)	(69)	(8)	(9)	14		48	3)

Weighted average diluted shares outstanding (in thousands):	247,979						252,844

Diluted earnings (loss) per common share attributable to stockholders	(0.10)						0.19

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange gain on debt: $53 million; Loss on extinguishment of long-term debt: $(36) million; Other financial expense: $(14) million; Results relating to equity-accounted investees: $1 million; and difference between book and cash income taxes: $9 million.

3)	Includes stock-based compensation expense of $9 million.

NXP Semiconductors

Financial Reconciliation – GAAP to non-GAAP (unaudited)

Q4 2011

Table 11

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP
Revenue	931	—	—	—	—		931

Gross profit	389	(6)	(23)	(5)	—		423
% of revenue	41.8%						45.4%

Research and development	(151)	—	(18)	—	—		(133)
Selling, general and administrative	(236)	(67)	(18)	(7)	—		(144)

Total operating expense	(387)	(67)	(36)	(7)	—		(277)

Other income (expense)	5	—	—	3	—		2

Operating income (loss)	7	(73)	(59)	(9)	—		148
% of revenue	0.8%						15.9%

Interest income (expense) net	(74)						(74)

Benefit (provision) for income taxes	(2)						(6	)1)

Income (loss) from continuing operations	(175)	(73)	(59)	(9)	(102	)2)	68

Income (loss) on discontinued operations, net of tax	2				2		—

Net (income) loss attributable to non-controlling interests	(9)						(9)

Net income (loss) attributable to stockholders	(182)	(73)	(59)	(9)	(100)		59	3)

Weighted average diluted shares outstanding (in thousands):	247,586						249,915

Diluted earnings (loss) per common share attributable to stockholders	(0.73)						0.24

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(65) million; Loss on extinguishment of long-term debt: $(7) million; Other financial expense: $(19) million; Results relating to equity-accounted investees: $(15) million; and difference between book and cash income taxes: $4 million.

3)	Includes stock-based compensation expense of $9 million.

NXP Semiconductors

Financial Reconciliation – GAAP to non-GAAP (unaudited)

Q1 2011

Table 12

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP
Revenue	1,082	—	—	—	—		1,082

Gross profit	506	(3)	(6)	(2)	—		517
% of revenue	46.8%						47.8%

Research and development	(154)	—	—	—	—		(154)
Selling, general and administrative	(234)	(70)	(10)	(6)	—		(148)

Total operating expense	(388)	(70)	(10)	(6)	—		(302)

Other income (expense)	(10)	—	—	(18)	—		8

Operating income (loss)	108	(73)	(16)	(26)	—		223
% of revenue	10.0%						20.6%

Interest income (expense) net	(81)						(81)

Benefit (provision) for income taxes	1						(11	)1)

Income (loss) from continuing operations	188	(73)	(16)	(26)	172	2)	131

Income (loss) on discontinued operations, net of tax	13				13		—

Net (income) loss attributable to non-controlling interests	(14)						(14)

Net income (loss) attributable to stockholders	187	(73)	(16)	(26)	185		117	3)

Weighted average diluted shares outstanding (in thousands):	256,589						256,589

Diluted earnings (loss) per common share attributable to stockholders	0.73						0.46

1)	Cash income taxes.
2)

Includes: Foreign exchange gain on debt: $190 million; Other financial expense: $(8) million; Results relating to equity-accounted investees: $(22) million; and difference between book and cash income taxes: $12 million.

3)	Includes stock based compensation expense of $6 million.

NXP Semiconductors

Adjusted EBITDA

Table 13

($ in millions)	Q1 2011	Q4 2011	Q1 2012

Net Income	201	(173)	(11)
Income (loss) on discontinued operations	13	2	1

Income (loss) on continuing operations	188	(175)	(12)

Reconciling items to EBITDA:
Financial (income) expense	(101)	165	73
Benefit (provision) for income taxes	(1)	2	(5)
Depreciation	72	78	63
Amortization	73	73	71

EBITDA	231	143	190

Results of equity-accounted investees	22	15	(1)
Restructuring1)	16	55	7
Other incidental items1)	26	8	9

Adjusted EBITDA	295	221	205
Trailing twelve month adjusted EBITDA	1,108	1,094	1,004
1) Excluding depreciation property, plant and equipment related to:

Restructuring	—	4	1
Other incidental items	—	1	—

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202